

July 22, 2014

<u>Via E-mail</u>
Mr. Renato Dela Rama
Chief Financial Officer
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, New York 11735

  Re: **Cemtrex, Inc.**
     Form 10-K for the Year Ended September 30, 2013
     Filed January 16, 2014
     Form 10-Q for the Quarterly Period Ended December 31, 2013
     Filed February 14, 2014
     File No. 000-53238

Dear Mr. Dela Rama:

  We have reviewed your response dated May 28, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2013</u>

<u>Item 9A. Controls and Procedures, page 18</u>

1. We note your response to our prior comment 1. Please tell us how you were able to conclude that your disclosure controls and procedures and internal control over financial reporting remain, in fact, effective, considering your omission of Management's Report of Internal Control over Financial Reporting and your omission of the financial statements required by Rule 8-04 of Regulation S-X. Please provide us

with the basis for your conclusions or file an amendment to revise your conclusions accordingly.

Form 10-Q for the Quarterly Period ended December 31, 2013

Financial Statements

2. We note your response to our prior comment 4 and understand that your waiver request was not granted. Please tell us when you will file the amended Form 8-K to provide the financial statements and pro forma information required by Rule 8-04 and 8-05 of Regulation S-X related to the acquisition of the ROB Group.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief